Exhibit 16.1

Execution Copy
PURCHASE AND SALE AGREEMENT

                 This Purchase and Sale Agreement ("Agreement") is dated as of June 6, 2007, and effective as of 12:01 a.m., Central Time, on May 1, 2007 (the "Effective Date"), by and between ReoStar Energy Corporation, a Nevada corporation formerly known as Goldrange Resources, Inc. ("ReoStar"), and Cimmarron Gathering, LP, a Texas limited partnership ("Cimmarron"). ReoStar and Cimmarron are sometimes hereinafter referred to individually as a ("Party") or collectively as ("Parties").

WITNESSETH:

                 WHEREAS, the Tri-County Gas Gathering System (the "TCGGS") is a gathering system jointly owned by the Parties pursuant to the terms and conditions of that certain Agreement for the Construction and Operation of the Tri-County Gas Gathering System dated as of January 1, 2005, as amended by that certain Tri-County Gathering System Operating Agreement Amendment Number One dated as of February 1, 2007 (as so amended, the "Gathering Operating Agreement");

                 WHEREAS, pursuant to the transactions contemplated by that certain Contribution Agreement dated as of February 1, 2007 by and among Goldrange Resources, Inc., Benco Operating, Inc. ("Benco") and the other parties thereto, ReoStar acquired from Benco, and as of the date hereof owns, a 30% undivided interest in the TCGGS (the "Property");

                 WHEREAS, Cimmarron desires to purchase the Property from ReoStar and ReoStar is desirous of selling, transferring and assigning all of its right, title and interest in the Property to Cimmarron, subject to the terms and conditions of this Agreement; and

                 NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth below, and for other valuable and mutually sufficient consideration received, ReoStar and Cimmarron do hereby agree as follows:

1.	Property to be purchased by Cimmarron from ReoStar:

1.1	Purchase and Sale of Property:

                 Cimmarron has entered into this Agreement for the purpose of purchasing and acquiring one hundred percent (100%) of the Property from ReoStar, free and clear of all liens, claims, charges, restrictions and encumbrances (collectively, "Liens"). At Closing (as defined below), Cimmarron will receive the deliveries contemplated by Section 2.2, including the Assignment (as defined below) of all of ReoStar's right, title and interest in the Property, free and clear of all Liens, subject to the terms and conditions of this Agreement.

1.2	The Assignment:

                 On the Closing Date, ReoStar shall assign the Property to Cimmarron, effective as of the Effective Date, utilizing an individual undivided interest assignment and bill of sale document, executed and acknowledged in the form substantially similar to Exhibit "A" attached hereto and made a part hereof (the "Assignment"), conveying one-hundred percent (100%) in the Property to Cimmarron free and clear of all Liens.

                 The Assignment shall contain an exhibit or exhibits which show and depict the Property located in each of Cooke, Wise and Montague Counties, Texas, and an exhibit or exhibits which list all fee property, easements, rights of way, surface lease agreements, surface use agreements, leases, permits, authorizations, licenses, personal property (tangible or intangible), agreements, contract rights, books, records, maps, studies and data and all other interests in or to real property or personal property (tangible or intangible), in each case owned or leased by ReoStar in connection with the ownership, operation, use or maintenance of the Property in Cooke, Wise and Montague Counties, Texas.
2.	Closing Date; Purchase Price; Deliveries at Closing:

2.1	The closing ("Closing") shall take place on the date of this Agreement (the "Closing Date") at such time and place as the Parties shall mutually agree in writing. The Parties may mutually agree in writing to change the Closing Date. At Closing, ReoStar shall deliver to Cimmarron the duly executed and acknowledged Assignment effective as of the Effective Date conveying the Property to Cimmarron, one (1) for Cooke, Montague and Wise Counties, Texas, collectively transferring to Cimmarron all of ReoStar's right, title, and interest in and to the Property free and clear of all Liens, and the other deliveries contemplated by Section 2.2. The aggregate consideration for the Property shall be an amount equal to (a) $15,000,000 less (b) $900,000 representing the receivable owing from ReoStar to Cimmarron as of April 30, 2007 (such difference, the "Purchase Price"). At Closing, Cimmarron shall (i) pay to ReoStar an amount equal to the Purchase Price less the Escrowed Amount by wire transfer and (ii) deliver to the Escrow Agent (as defined below) an amount equal to $1,600,000 (the "Escrowed Amount") to be held and distributed in accordance with the escrow agreement by and among ReoStar, Cimmarron and JPMorgan Chase Bank, N.A., as escrow agent (such escrow agent or such other Person as ReoStar and Cimmarron may agree, "the "Escrow Agent") in the form substantially the same as Exhibit "B" attached hereto and made a part hereof (the "Escrow Agreement").

2.2	Deliveries at Closing. At the Closing, the following events shall occur:

(a) Conveyance Documents. ReoStar shall deliver to Cimmarron and Cimmarron shall receive from ReoStar the duly executed and acknowledged Assignment for Cooke, Montague and Wise Counties, Texas, together transferring to Cimmarron all of ReoStar's right, title, and interest in and to the Property, free and clear of all Liens;

(b) Payment of Purchase Price and Delivery of Escrowed Amount. The Purchase Price less the Escrowed Amount shall be paid at Closing by wire transfer to ReoStar's account utilizing wire transfer instructions which are not a part of this Agreement. The Escrowed Amount shall be delivered to the Escrow Agent at the Closing by wire transfer utilizing wire transfer instructions to be provided to by the Escrow Agent;

(c) Non-Foreign Affidavit. ReoStar shall deliver to Cimmarron at Closing an affidavit in the form substantially the same as Exhibit "C" attached hereto and made a part hereof, setting forth its taxpayer identification number and that it is not a "foreign person" as provided in Section 1445(b)(2) of the Code;

(d) Certificate of Good Standing. ReoStar shall deliver to Cimmarron at Closing a Certificate of Good Standing from its state of incorporation dated not more than ten (10) days prior to the Closing;

(e) Incumbency Certificate. ReoStar shall deliver to Cimmarron at Closing an Incumbency Certificate substantially the same as Exhibit "D" attached hereto and made a part hereof, with respect to any Persons executing documents at the Closing on its behalf;

(f) Resolutions. ReoStar shall deliver to Cimmarron at Closing a certified copy of resolutions of its board of directors and its shareholders, authorizing and approving the execution, delivery and performance of this Agreement and all other documents, instruments and agreements contemplated by this Agreement by ReoStar;

(g) Escrow Agreement. Each of ReoStar and Cimmarron shall deliver a duly executed counterpart to the Escrow Agreement;

(h) Waiver and Release Agreement. ReoStar shall cause each of the parties to that certain Joint Venture Agreement by and among Benco Operating, Inc., ABSJR, LLC, CHAZTR, LLC and M&C Investments #2, LLC to deliver to Cimmarron a duly executed waiver and release relating thereto, in form satisfactory to Cimmarron in its sole discretion;

(i) Rife Gas Purchase Contract. ReoStar shall deliver to Cimmarron a duly executed Gas Purchase Contract between Cimmarron and Rife Production Company that incorporates (i) an area of mutual interest which shall commit to the TCGGS all leasehold acreage held as of the Closing Date by Rife Production Company or any of its successors or Affiliates in Wise, Cooke and Montague Counties in Texas, and any additional acreage acquired after the Closing Date in such counties by Rife Production Company or any of its successors or Affiliates, and (ii) a dedication to the TCGGS of all of Rife Production Company's and its successors' and Affiliates' gas production within such area of mutual interest; and

(j) Other Documents and Actions. Each Party shall execute such other instruments and take such other actions as may be reasonably requested by another Party in order to give full effect to the obligations of such Party under this Agreement.

3.	Representations and Warranties of ReoStar:

ReoStar represents and warrants to Cimmarron as follows:

3.1	Organization and Good Standing:

                 ReoStar is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada. ReoStar has the power to carry on its business as it is now being conducted, to enter into this Agreement and to perform its obligations hereunder, and is duly qualified, in good standing and authorized to conduct business in each foreign jurisdiction in which such qualification is required.

3.2	Warranties:

                 (i)      AT, FROM AND AFTER CLOSING, TO THE FULLEST EXTENT PERMITTED BY LAW, REOSTAR HEREBY WARRANTS TITLE TO THE PROPERTY AND WILL INDEMNIFY AND DEFEND CIMMARRON AND ITS AFFILIATES AND THEIR RESPECTIVE, SUCCESSORS, LEGAL REPRESENTATIVES AND ASSIGNS AGAINST THE LAWFUL CLAIMS OF TITLE OF ALL PERSONS CLAIMING TITLE OR ANY LEASEHOLD INTEREST TO THE PROPERTY BY, THROUGH AND UNDER REOSTAR.

                 (ii)     EXCEPT AS EXPRESSLY PROVIDED WITHIN THIS PARAGRAPH 3.2, REOSTAR MAKES NO REPRESENTATIONS OR WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PROPERTY AND THE PROPERTY IS ASSIGNED "AS IS", "WHERE IS" AND WITH ALL FAULTS OR DEFECTS AS OF THE EFFECTIVE DATE. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, REOSTAR SHALL NOT BE LIABLE, TO ANY EXTENT WHATSOEVER, FOR THE QUALITY, CONDITION, OPERATION OR PERFORMANCE OF THE PROPERTY.

                 (iii)    ReoStar warrants and represents that ReoStar is the sole, total and only owner of the Property and no other Person owns any total interest, partial interest, leasehold interest or any interest whatsoever in the Property, and there are no outstanding subscriptions, options, rights or commitments of any kind giving any Person the right to acquire any interest in ReoStar's interest in the Property, including the right to any revenues or proceeds attributable to ReoStar's interest in the Property. ReoStar holds at least a thirty percent (30%) undivided interest in the TCGGS free and clear of all Liens. ReoStar's interest in the TCGGS has been properly recorded in the appropriate county and other public records.

                  (iv)   Gathering Operating Agreement. The Gathering Operating Agreement is the sole oral or written agreement, contract or instrument relating to the rights and obligations of ReoStar in the TCGGS. ReoStar is not in default under or in breach or violation of (and to ReoStar's Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default under or a breach or violation or lapse of) any term, condition or provision of the Gathering Operating Agreement except for defaults, breaches, violations or events which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Reostar or the Property. The Gathering Operating Agreement constitutes the valid, binding and enforceable obligation of ReoStar, enforceable against ReoStar in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, and general equitable principles (whether considered in a proceeding in equity or at law)).

                  (v)      Authority. ReoStar has all authority necessary to enter into the sale of the Property to Cimmarron and perform all obligations of ReoStar under this Agreement and the other documents and instruments to be executed and delivered by ReoStar pursuant to this Agreement (together with this Agreement, the "Transaction Documents"), and each of this Agreement and the other Transaction Documents is a legal, valid, binding obligation of ReoStar enforceable against ReoStar in accordance with its terms, except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency, or similar laws affecting creditors' rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings may be brought. The execution and delivery by ReoStar of this Agreement and the other Transaction Documents, the performance by ReoStar of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all requisite action of ReoStar, including its directors and stockholders. This Agreement and the other Transaction Documents have been duly executed and delivered by ReoStar.

                  (vi)     No Consent Required. To the Knowledge of ReoStar, no consent of or by, or filing with, any other Person is required with respect to ReoStar in connection with the execution, delivery, or enforceability of this Agreement or the other Transaction Documents or the consummation of the sale of the Property provided for in this Agreement.

                  (vii)    Investigation. To the Knowledge of ReoStar, ReoStar is not under any investigation with respect to, nor has it been threatened to be charged with, nor has it been given any notice of any violation of any Law or permit, nor has any judgment, order, or decree been issued by any Governmental Authority with respect to the Property being transferred pursuant to this Agreement. The Property is in compliance with all applicable Laws except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ReoStar or the Property.

                  (viii)   Liens. To the Knowledge of ReoStar, the Property is not subject to any Liens that are the result of any action or omission during ReoStar's ownership.

                  (ix)     Pending Claims. To the Knowledge of ReoStar, no claim, suit, action or other proceeding is pending before any court or other Governmental Authority with respect to the Property, or its ownership or operation.

                  (x)      Brokers. None of ReoStar or any of its Affiliates has incurred any obligation or liability, contingent or otherwise, nor has made any agreement with respect to any broker or finder's fees arising out of or in any way related to the transactions contemplated by this Agreement, including any for which Cimmarron or its Affiliates could become liable.

                  (xi)     Eminent Domain. To the Knowledge of ReoStar, ReoStar has not caused, either through action or inaction, nor has the exercise of eminent domain against the Property by a third party caused, any of easements, rights of way, surface use agreements or other interests in real property included in the Property to have terminated.

                  (xii)    No Conflicts. The execution and delivery by ReoStar of this Agreement and the other Transaction Documents does not, and the fulfillment and compliance with the terms and conditions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with any of the terms, conditions or provisions of the articles of incorporation or bylaws of ReoStar; (b) conflict with any provision of any Law applicable to ReoStar or any of its subsidiaries or the Property; (c) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, any contract to which ReoStar or any of its subsidiaries is a party or by which the Property or any other property of ReoStar is subject; or (d) other than pursuant to the Transaction Documents, result in the creation of, or afford any Person the right to obtain, any Lien on the Property, except for any matters described in clauses (b), (c) or (d) above which would not have a material adverse effect on ReoStar or the Property.

                  (xiii)   No Undisclosed Liabilities. ReoStar has no Indebtedness, obligation or liability of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) relating to the Property that was not incurred in the ordinary course of business since December 31, 2006. None of the Property is subject to any Lien securing the Indebtedness, obligation or liability of any Person.

                  (xiv)   Taxes.

(a) (i) All Tax Returns required to be filed by ReoStar have been duly filed on a timely basis (taking into account all extensions of due dates) and such Tax Returns are true, correct and complete in all material respects; (ii) all Taxes owed by ReoStar which are or have become due have been timely paid in full; (iii) there are no Liens for Taxes on the Property; (iv) there is not in force any extension of time with respect to the due date for the filing of any Tax Return with respect to the Property nor is there any outstanding agreement or waiver with respect to the Property extending the period for assessment or collection of any Tax; (v) neither ReoStar nor any of its subsidiaries has any liability for the Taxes of any Person (other than ReoStar) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise; (vi) all of ReoStar's assets, other than intangible assets, have been properly listed and described on the property tax rolls for all periods prior to and including the Closing and no portion of ReoStar's assets constitutes omitted property for property tax purposes; and (vii) there is no pending or, to the Knowledge of ReoStar, threatened action, audit, request for ruling, proceeding or investigation for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to the ReoStar. ReoStar is not party to any Tax allocation or sharing agreement affecting the Property, other than the Gathering Operating Agreement.

(b) All sales Taxes, if any were due, have previously been paid on all of the Property that is tangible personal property. The Property constitutes the entire operating assets of a separate division, branch or identifiable segment of ReoStar's business and, accordingly, Cimmarron's purchase of the Property is exempt from Texas sales and use tax as an occasional sale pursuant to Texas Tax Code § 151.304.

                  (xv)     Employee Benefits. None of ReoStar, its subsidiaries or any of their respective ERISA Affiliates has ever maintained, established, sponsored, participated in, contributed to, or had an obligation to contribute to, any Benefit Plan subject to Title IV of ERISA or Section 412 of the Code or any "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).

                  (xvi)    Environmental. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on ReoStar or the Property, to ReoStar's Knowledge: (a) the Property is in compliance with all applicable Environmental Laws; (b) the Property is not subject to any existing, pending or threatened action, suit, investigation, inquiry or proceeding by or before any Governmental Authority pursuant to any Environmental Law; (c) all Permits required to be obtained or filed under applicable Environmental Laws with respect to the Property have been obtained or filed and are valid and currently in full force and effect; (d) there has been no release of any Hazardous Material, pollutant or contaminant into the environment in connection with the Property as to which remedial or corrective action is required under Environmental Laws; which has not been corrected; (e) there has been no exposure of any person to any Hazardous Material, pollutant or contaminant in connection with the Property that could reasonably be expected to form the basis of a claim for damages or compensation; and (f) ReoStar has made available to Cimmarron all internal and external environmental audits and studies and all correspondence on substantial environmental matters (in each case relevant to the Property) in the possession of or otherwise available to ReoStar.

                  (xvii)   Personal Property. Schedule 3.2(xvii) attached hereto and made a part hereof sets forth a true and complete list of all compressors owned or leased by ReoStar in connection with the business of the Property. ReoStar and its subsidiaries own or lease its interest in the personal property included in the Property, including the compressors listed in Schedule 3.2(xvii), in each case free and clear of all Liens. To ReoStar's Knowledge, such personal property is sufficient for the conduct of the business of the Property as presently conducted, and such personal property is in compliance with all applicable Laws, except for the noncompliance of which could not have a material adverse effect on ReoStar or the Property.

                  (xviii)  Real Property. Neither ReoStar nor any of its subsidiaries has received written notice of, and ReoStar has no Knowledge of, any claims or disputes which challenge the rights of ReoStar or any of its subsidiaries to use, or alleges a breach or default of agreements granting ReoStar or any of its subsidiaries rights to, any of the Property.

                  (xix)    Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending or planned by ReoStar or any of its subsidiaries with respect to any of their respective assets, including the Property, or, to ReoStar's Knowledge, being threatened against ReoStar or any of its subsidiaries.

                  (xx)     Compressors. Schedule 3.2(xx) attached hereto and made a part hereof lists all real property upon which each compressor station, CO2 treating station, pump station and/or receipt station used by ReoStar in connection with the business of the Property is located.

4.	Representations and Warranties of Cimmarron:

                 Cimmarron represents and warrants to ReoStar as follows:
4.1	Organization and Good Standing:

                 Cimmarron is a Texas limited partnership, duly organized, validly existing and in good standing under the laws of the State of Texas. Cimmarron has the power to carry on its business as it is now being conducted, to enter into this Agreement and to perform its obligations hereunder, and is duly qualified to do business and is in good standing in the State of Texas.

4.2	Authority Relative to this Agreement:

                 The execution, delivery and performance of this Agreement by Cimmarron and the purchase of the Property contemplated herein have been duly and validly authorized by all requisite action on the part of Cimmarron.

4.3	Warranties:

                 CIMMARRON REPRESENTS AND WARRANTS TO REOSTAR THAT IT HAS FULLY INSPECTED THE PROPERTY, THAT IT HAS THE EXPERTISE TO PROPERLY EVALUATE THE PROPERTY, AND THAT, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES MADE BY REOSTAR IN THIS AGREEMENT, IT ACCEPTS THE PROPERTY IN ITS PRESENT CONDITION AND LOCATION "AS IS, WHERE IS, AND WITH ALL FAULTS." CIMMARRON IS RELYING SOLELY ON ITS PRIOR EXPERIENCE IN OWNING AND OPERATING ASSETS OF THE TYPE AND NATURE SIMILAR TO THE PROPERTY AND ON ITS INDEPENDENT INSPECTION OF THE PROPERTY INCIDENT TO ITS DECISION TO PURCHASE THE PROPERTY AND EXPRESSLY REPRESENTS AND WARRANTS TO REOSTAR THAT IT IS NOT RELYING ON ANY STATEMENTS, INFORMATION FROM OR REPRESENTATIONS AND WARRANTIES OF REOSTAR OTHER THAN THE REPRESENTATIONS AND WARRANTIES OF REOSTAR SET FORTH IN THIS AGREEMENT. IN THIS REGARD, CIMMARRON ACKNOWLEDGES THAT IT IS RELYING SOLELY UPON ITS INSPECTION OF THE PROPERTY AS TO THE PROPERTY'S PHYSICAL CONDITION, INCLUDING BUT NOT LIMITED TO THE EXISTENCE OF ANY ENVIRONMENTAL CONDITION, EXCEPT AS EXPRESSLY REPRESENTED AND WARRANTED OTHERWISE BY REOSTAR IN THIS AGREEMENT.

                 Subject to the representations and warranties of ReoStar set forth in this Agreement, Cimmarron is aware and expressly acknowledges that the rights in and to the Property being assigned hereunder, as such rights relate to the lands covered by the Property may (by way of example and not of limitation) be subject to gaps in ownership, require consents to assign, be subject to prohibitions against assignment or be subject to prohibitions against multiple lines. It is expressly understood and agreed to between the Parties that ReoStar shall not be liable to Cimmarron or any third party, to any extent whatsoever, for any claims, suits or damages in any manner associated with the above or similar or related matters to which Cimmarron may be subject, except and to the extent otherwise provided in this Agreement.

5.	Indemnity:

5.1	Indemnity by Cimmarron:

a.	Post Effective Date Liability

                 From and after the Effective Date, Cimmarron assumes all liability for and shall be solely responsible for any and all losses, including without limitation, damages, claims, expenses, charges, costs (including reasonable attorneys' fees) and all other matters (collectively "Losses") of any nature whatsoever in connection with the ownership, use, operation, maintenance or existence of the Property from and after the Effective Date, including without limitation, those caused by the actions or omissions of Cimmarron from and after the Effective Date, but excluding any and all Losses for which the Cimmarron Group is expressly being indemnified by ReoStar hereunder (collectively, the "Post-Effective Date Liabilities"). Cimmarron agrees to hold harmless, defend and indemnify ReoStar, its officers, directors, employees, agents, successors, legal representatives, and assigns (the "ReoStar Group") from any and all Post-Effective Date Liabilities, regardless of the presence or lack of insurance.

b.	Breach of Representations and Warranties

                 Cimmarron agrees to indemnify ReoStar against, and hold ReoStar harmless from, any Losses sustained by ReoStar arising out of or resulting from any inaccuracy in or breach of any of the representations, warranties or covenants made by Cimmarron herein or in any of the other Transaction Documents, regardless of the presence or lack of insurance.

5.2	Indemnity by ReoStar

a.	Post Effective Date Liability

                 From and after the Effective Date, ReoStar assumes all liability for and shall be solely responsible for any and all Losses of any nature whatsoever in connection with the ownership, use, operation, maintenance, or existence of the Property prior to the Effective Date (collectively, the "Pre-Effective Date Liabilities"). ReoStar agrees to hold harmless, defend and indemnify Cimmarron and its Affiliates and their respective owners, directors, managers, officers, employees, agents, successors, legal representatives, and assigns (the "Cimmarron Group") from any and all Pre-Effective Date Liabilities, regardless of the presence or lack of insurance.

b.	Breach of Representations and Warranties

                 ReoStar agrees to indemnify the Cimmarron Group against, and hold the Cimmarron Group harmless from, any Losses sustained by the Cimmarron Group arising out of or resulting from any inaccuracy in or breach of any of the representations, warranties or covenants made by ReoStar herein or in any of the other Transaction Documents, regardless of the presence or lack of insurance.

5.3	Indemnification Procedure

                 Promptly after receipt by a Party indemnified under this Agreement (the "Indemnified Party") of notice of the commencement of any action or the written assertion of any claim or demand covered by an indemnity set forth herein, the Indemnified Party shall, if a claim in respect thereof is to be made against any indemnifying Party under this Agreement (the "Indemnifying Party"), notify the Indemnifying Party in writing of the commencement of such action or the written assertion thereof; however, the failure so to notify the Indemnifying Party shall not relieve it from any liability which it may otherwise have to the Indemnified Party, except to the extent the Indemnifying Party was materially prejudiced by such failure to notify. In case any such action, claim or demand shall be brought or asserted against any Indemnified Party and it shall notify the Indemnifying Party of the commencement or assertion thereof, the Indemnifying Party shall be entitled to undertake and fully control the defense thereof at its cost and expense with reputable counsel reasonably satisfactory to the Indemnified Party; provided, however, that written notice of the intention to do so shall be delivered by the Indemnifying Party to the Indemnified Party within 20 days from the date of receipt by the Indemnifying Party of the assertion of such claim and provided, further, that upon request by the Indemnifying Party, the Indemnified Party may assume the defense thereof with counsel reasonably satisfactory to the Indemnifying Party. If the Indemnifying Party undertakes the defense of such action, claim or demand, the Indemnified Party shall have the right to participate in such action, claim or demand and to retain its own counsel, at the sole expense of the Indemnified Party. Notwithstanding the preceding sentence, if the Indemnifying Party and the Indemnified Party are named parties to any such action, claim or demand and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, the Indemnifying Party shall be obligated to pay the reasonable attorneys' fees and court costs incurred by the Indemnified Party in its separate defense.

                 The Indemnifying Party shall have full authority to determine all action to be taken with respect any action, claim or demand, the defense of which it has assumed; provided, however, that the Indemnifying Party will not have the authority to subject the Indemnified Party to any obligation whatsoever, other than the performance of purely ministerial tasks or obligations not involving material expense. If the Indemnifying Party does not elect to defend any such action, claim or demand or elects to defend such action, claim or demand but fails diligently and promptly to prosecute or settle such action, claim or demand, the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party. If the Indemnifying Party shall have assumed the defense of an action, claim or demand, the Indemnified Party shall agree to any settlement, compromise or discharge thereof that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection therewith, which releases the Indemnified Party completely in connection therewith and which would not otherwise adversely affect the Indemnified Party.

                  Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such claim) if the claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party which the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

5.4	Tax Returns

                 ReoStar warrants that, returns (including, without limitation, income, franchise, sales and use, excise, severance, property, gross receipts, payroll and withholding tax returns and information returns) (all such returns and reports herein referred to collectively as "Tax Returns" or singularly as a "Tax Return") of or relating to any federal, state or local (or other subdivision) tax (all, together with any penalties, additions to tax, fines and interest thereon or related thereto, herein referred to collectively as "Taxes" or singularly as "Tax") that are required by applicable law to be filed (taking into account all extensions) on or before the Effective Date for, by, on behalf of or with respect to ReoStar, to the extent directly related to the Property, have been or will be filed with the appropriate federal, state and local authorities, and all Taxes shown to be due and payable on said Tax Returns have been or will be paid in full on or before the Effective Date, except where the failure to file said Tax Returns or to pay said Taxes would not have a material adverse effect on the Property.

5.5	Ad Valorem and Property Taxes.

                 All ad valorem and real property taxes ("Property Taxes") attributable to the Property with respect to the 2007 tax period, which includes the tax period in 2007 prior to the Effective Date, shall be the responsibility of and paid by Cimmarron.

6.	Transaction Taxes

                 The Parties understand that the transactions contemplated by the Transaction Documents will be treated as a sale of real property for Texas sales tax purposes with any tangible personal property being transferred incidental to the sale of the real property, such that no Texas sales tax will be due. In addition, the transactions contemplated by the Transaction Documents involve the transfer, under the terms of a good faith, bona fide contractual relationship, of an interest in property sold to Cimmarron, which before the sale owned a joint or undivided interest in the property with ReoStar. All Transaction Taxes other than sales Taxes shall be borne 50% by ReoStar and 50% by Cimmarron.

7.	Notices:

                 All notices required or permitted under this agreement shall be in writing and shall be delivered personally, or sent by facsimile, or sent by United States mail, postage prepaid, as follows:

If to ReoStar: ReoStar Energy Corporation Attention: Mark Zouvas 5416 Birchman Avenue Fort Worth, Texas 76107 Facsimile: (817) 989-7368

If to Cimmarron: Cimmarron Gathering, LP c/o Copano Energy, L.L.C. Attention: Ron W. Bopp 2727 Allen Parkway, Suite 1200 Houston, Texas 77019 Facsimile: (713) 621-9553

8.	Assignment:

                 Neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned by operation of Law or otherwise, by ReoStar without the prior written consent of Cimmarron. This Agreement, the rights, benefits and obligations hereunder and the Property herein may be assigned, conveyed or otherwise transferred in whole or in part by Cimmarron without the express written consent of ReoStar. All Transaction Documents and any subsequently approved assignments or other conveyances shall be expressly made subject to the terms and provisions of this Agreement.

9.	Cooperation

9.1	Intent of Agreement:

                 The Parties shall offer each other reasonable further assistance in carrying out the intent of this Agreement, including, but not limited to, execution of any additional documents necessary to effectuate the intent of this Agreement. In the event that any part of the Property being assigned and conveyed to Cimmarron by ReoStar hereunder has not been effectively assigned to Cimmarron by ReoStar, ReoStar, without incurring liability of any kind shall assign or convey such part of the Property directly to Cimmarron.

9.2	Incorrect Conveyances:

                 ReoStar shall convey the Property to Cimmarron at Closing in the manner described herein; however, in the event it is determined after Closing that any part of the Property was not in fact effectively conveyed to Cimmarron, and that the title to any part of the Property remains incorrectly in the name of ReoStar, then each Party shall take all such action necessary to correctly convey any part of the Property to Cimmarron.

10.	Miscellaneous Provisions:

10.1	The laws of the state of Texas govern this Agreement, without regard to its conflicts of law principles. In the event of a dispute as to the interpretation and/or performance of Agreement, the laws of the State of Texas, without regard to its conflicts of law principles, shall govern.

10.2	Except as otherwise set forth herein, each Party shall be solely responsible for its own expenses, incurred by it in connection with this transaction, and neither Party shall be entitled to any reimbursement for such expenses from the other Party.

10.3	No waiver by either Party hereto of any default of the other Party under this Agreement shall operate as a waiver of any subsequent default, whether of a like or a different character.

10.4	Each Party hereto represents and warrants to each other Party that the person signing this Agreement on its behalf is duly authorized to enter into this Agreement and that all necessary resolutions have been or will be obtained and approved.

10.5	In the event any provision set forth in this Agreement, or the application thereof, is held invalid, such invalidity shall not affect any other provision or application, which can be given effect without the invalid provision or application. To this end, the provisions set forth in this Agreement are declared to be severable.

10.6	The terms and conditions hereof shall extend to and be binding on the respective successors and permitted assigns of the Parties hereto.

10.7	The provisions of this Purchase and Sale Agreement shall survive the Closing of the transaction contemplated herein to the extent necessary to effectuate the purposes of this Agreement.

10.8	This Agreement shall not be effective unless it is executed and approved by Cimmarron and ReoStar. This Agreement may be executed in multiple counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which shall be deemed to be one and the same agreement.

10.9	This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant thereto, contain the entire agreement by and between ReoStar and Cimmarron with respect to the subject matter hereof and supercede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. Except for the representations and warranties of the Parties set forth in this Agreement, no other representations or warranties made by ReoStar or Cimmarron, whether written or oral, have been relied upon by any Party in the execution hereof.

10.10	Cimmarron shall record the Assignment conveying the Property from ReoStar to Cimmarron at Cimmarron's sole expense, within the official records of Cooke, Montague and Wise Counties, Texas. Upon the receipt of the recorded Assignment, Cimmarron shall promptly forward a copy of the recorded document to ReoStar.

10.11	THE INDEMNIFICATION AND ASSUMPTION PROVISIONS PROVIDED FOR IN THIS AGREEMENT HAVE BEEN EXPRESSLY NEGOTIATED IN EVERY DETAIL, ARE INTENDED TO BE GIVEN FULL AND LITERAL EFFECT, AND SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES,

OBLIGATIONS, CLAIMS, JUDGMENTS, LOSSES, COSTS, EXPENSES OR DAMAGES IN QUESTION ARISE OR AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE OR CONCURRENT GROSS NEGLIGENCE, NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY, OR OTHER FAULT OF ANY INDEMNIFIED PARTY. EACH PARTY ACKNOWLEDGES THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND CONSTITUTES CONSPICUOUS NOTICE.

10.12	The Parties hereto shall consult with each other and no Party shall issue any public announcement or statement with respect to the transactions contemplated hereby without the consent of the other Parties, which shall not be unreasonably withheld or delayed, except as required by applicable Law, Nasdaq or stock exchange regulations.

10.13	The Parties agree that they have been represented by counsel (or elected to forego representation by counsel) during the negotiation and execution of this Agreement and, therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.14	The liability of any Party under this Agreement shall be in addition to, and not exclusive of, any other liability that such Party may have at law or equity based on such Party's fraudulent acts or omissions. None of the provisions set forth in this Agreement shall be deemed a waiver by any Party of any right or remedy which such Party may have at law or equity based on any other Party's fraudulent acts or omissions, nor shall any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for fraud,(b) the time period during which a claim for fraud may be brought, or (c) the recourse which any such Party may seek against another Party with respect to a claim for fraud; provided, however, that with respect to such rights and remedies at law or equity, the Parties further acknowledge and agree that none of the provisions of this Section 10.14 shall be deemed a waiver of any defenses which may be available in respect of actions or claims for fraud, including defenses of statutes of limitations or limitations of damages.

10.15	This Agreement may not be amended except by an instrument in writing signed by or on behalf of all of the Parties.

10.16	Nothing in this Agreement shall provide any benefit to any third Person or entitle any third Person to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third party beneficiary contract; provided, however, that the indemnification provisions of Section 5.1, Section 5.2 and Section 5.3 shall inure to the benefit of the respective Affiliates of Cimmarron and ReoStar as provided therein.

11.	Exhibits

                 The Exhibits listed below are attached to this Agreement and by this reference are fully incorporated herein.

Exhibit "A"	Undivided Interest Assignment and Bill of Sale
Exhibit "B"	Escrow Agreement
Exhibit "C"	Non-Foreign Affidavit
Exhibit "D"	Incumbency Certificate

12.	Conflicts

                 In the event a conflict between a provision contained within the main body of this Agreement and a provision contained within any exhibits attached hereto, the provisions in the main body shall control.

13.	Purchase Price Allocation

                 Within 120 days following the Effective Date, the Parties, acting reasonably, shall agree upon the allocation of the Purchase Price among the Property for all purposes, including the filing of any Tax Returns.

14.	Employment Matters

                 14.1      Employees. Cimmarron has not agreed, and nothing herein shall be construed, to obligate Cimmarron or its Affiliates to offer employment to any officer, employee, agent, or representative of ReoStar or any of its subsidiaries, including those performing services relating to the Property as of the Effective Date or the Closing Date. Any successor clause or successor agreement in any labor contracts or other labor arrangements shall not be applicable to the sale and purchase of any or all of the Property or otherwise affect or impose any conditions or obligations upon Cimmarron. With respect to any employees of ReoStar or any of its subsidiaries who perform services with respect to any of the Property and whose employment relationship with ReoStar or such subsidiary is terminated, ReoStar shall comply with all applicable Law in connection therewith, including the Worker Adjustment and Retraining Notification Act.

                  14.2      COBRA. ReoStar or its Affiliates, and not Cimmarron or its Affiliates, shall be obligated to provide such group health plan continuation of coverage as is required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and any regulations promulgated thereunder ("COBRA") for qualifying events (as defined in COBRA) that occur with respect to a Benefit Plan on or prior to the Closing Date. ReoStar shall provide COBRA continuation coverage (within the meaning of Section 4980B of the Code and the Treasury regulations thereunder) to all individuals who are M & A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury regulation Section 54.4980B-9) with respect to the transactions contemplated by this Agreement for the duration of the period to which such individuals are entitled to such coverage. Further, ReoStar shall take any and all necessary actions to ensure that Cimmarron and its Affiliates are not required to provide such continuation coverage to any such individual at any time.

15.	Escrowed Amount

                          (a)      Cimmarron shall cause the Escrowed Amount to be deposited on the Closing Date with the Escrow Agent to be held in trust pursuant to the terms hereof and the terms of the Escrow Agreement. As between ReoStar and Cimmarron, in the event of a conflict between the terms and conditions of the Escrow Agreement and the terms and conditions of this Agreement, the terms and conditions of this Agreement shall control. The Escrowed Amount will be used to satisfy any indemnification obligations of ReoStar pursuant to this Agreement; provided, however, that nothing in this Section 15 shall limit the rights of the Cimmarron Group to seek indemnity from ReoStar pursuant to this Agreement or otherwise.

                          (b)       If Cimmarron asserts an indemnity claim under this Agreement, and the Indemnifying Party does not dispute such claim, Cimmarron shall be entitled to indemnification by the Indemnifying Party in accordance with this Section 15 by receiving from the Escrow Agent an amount of the Escrowed Amount in cash equal to the amount of such undisputed claim, and the Parties shall promptly jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to Cimmarron such amount in accordance with the terms of and in the manner set forth in such instructions. If, however, ReoStar disputes such claim, Cimmarron shall not be entitled to receive any amount of the Escrowed Amount in cash with respect to such claim prior to resolution of such dispute in accordance with this Agreement, other than any amount that is not in dispute with respect to such claim.

                          (c)      Provided all indemnification obligations of ReoStar to Cimmarron under this Agreement relating to a breach of a representation or warranty of ReoStar set forth in Section 3.1, Section 3.2(i), Section 3.2(iii), Section 3.2(iv) or Section 3.2(v) (collectively, the "Fundamental Representations") for which Cimmarron has asserted an indemnity claim, if any, have been satisfied (including the obligation to pay any claim relating thereto) prior to the expiration of the 90th day after the Closing Date, and no dispute then exists as to any indemnity claim notified by Cimmarron to ReoStar hereunder prior to the 90th day after the Closing Date relating to a breach of a Fundamental Representation, the Parties shall, on the first Business Day immediately following the 90th day after the Closing Date, jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to ReoStar the Early Release Escrowed Amount in accordance with the terms of and in the manner set forth in such instructions. To the extent there exists an indemnity claim pursuant to this Agreement relating to a breach of a Fundamental Representation that has been notified by Cimmarron to ReoStar hereunder, but not satisfied in full by ReoStar prior to the expiration of the 90th day after the Closing Date, the Parties shall, on the first Business Day immediately following the 90th day after the Closing Date, jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to ReoStar the Early Release Escrowed Amount in accordance with the terms of and in the manner set forth in such instructions; provided, however, that an amount of the Escrowed Amount equal to the maximum possible amount of such claim or claims reasonably believed by the Parties hereto to be due or likely to be due hereunder (or, in the event of a dispute between the Parties with respect thereto, the higher of the two estimates) will be withheld from the Early Release Escrowed Amount and will continue to be held by the Escrow Agent pursuant to the terms of hereof and the terms of the Escrow Agreement until such claim or claims have been fully resolved and the Escrow Agreement shall be deemed to be extended accordingly.

                          (d)      Provided all indemnification obligations of ReoStar to Cimmarron for indemnity claims for which Cimmarron provides notice to ReoStar under this Agreement have been satisfied (including the obligation to pay any such claim, if any) prior to the expiration of the 180th day after the Closing Date, and no dispute then exists as to any indemnity claim (including with respect to a Fundamental Representation) notified by Cimmarron to ReoStar hereunder prior to the expiration of the 180th day after the Closing Date, the Parties shall, on the first Business Day immediately following the expiration of the 180th day after the Closing Date, jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to ReoStar the remaining Escrowed Amount in accordance with the terms of and in the manner set forth on such instructions. To the extent there exists an indemnity claim pursuant to this Agreement that has been notified by Cimmarron to ReoStar hereunder within the 180 days after the Closing Date, but not satisfied in full by ReoStar prior to the expiration of 180 days after the Closing Date, the Parties shall, on the first Business Day immediately following the expiration of the 180th day after the Closing Date, jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to ReoStar the remaining Escrowed Amount in accordance with the terms of and in the manner set forth on such instructions; provided, however, that an amount of the Escrowed Amount equal to the maximum possible amount of such claim or claims reasonably believed by the Parties hereto to be due or likely to be due hereunder (or, in the event of a dispute between the Parties with respect thereto, the higher of the two estimates) will be withheld from the remaining Escrowed Amount and will continue to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement until such claim or claims have been fully resolved and the Escrow Agreement shall be deemed to be extended accordingly.

                          (e)      The fees and expenses of the Escrow Agent shall be borne 50% by ReoStar and 50% by Cimmarron.

16.	Definitions.

                          As used in this Agreement, each of the following terms shall have the meaning given to it below:

                 "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

                 "Benefit Plan" means (i) each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, (ii) each plan that would be an employee benefit plan if it were subject to ERISA, such as foreign plans and plans for directors, (iii) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock or other stock plan (whether qualified or nonqualified), and (iv) each bonus, deferred compensation, incentive compensation or executive compensation plan, program or agreement; provided, however, that such term shall not include (a) routine employment policies and procedures developed and applied in the ordinary course of business and consistent with past practice, including wage, vacation, holiday, and sick or other leave policies, (b) workers compensation insurance and (c) directors, officers and employees liability insurance.

                 "Business Day" means any day other than a Saturday, Sunday or legal holiday on which banks in Houston, Texas are authorized or obligated by Law to close.

                 "Code" means the Internal Revenue Code of 1986, as amended, and any regulations or other agency releases promulgated thereunder.

                 "Early Release Escrowed Amount" means the Escrowed Amount, if any, in excess of $1,000,000.

                 "Environmental Laws" means any and all Laws pertaining to the prevention of pollution, remediation of contamination or restoration of environmental quality, protection of human health or the environment (including natural resources), or workplace health and safety, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and all similar Laws of any Governmental Authority having jurisdiction over the Property or the business of the Property, and all amendments to such Laws (prior to Closing) and all regulations implementing any of the foregoing.

                 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any regulations or other agency releases promulgated thereunder.

                 "ERISA Affiliate" means a trade or business, whether or not incorporated, which is or during the last six years preceding the date of this Agreement has been under common control, or treated as a single employer, with ReoStar, under Code Section 414(b), (c), (m) or (o) or ERISA Section 4001.

                 "Governmental Authority" means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, municipal or local government or other governmental body, political subdivision, agency, authority, department, commission, board, bureau, instrumentality, arbitrator or arbitral body (domestic or foreign).

                 "Hazardous Materials" means any substance, whether solid, liquid, or gaseous: (i) which is listed, defined, or regulated as a "hazardous material," "hazardous waste," "solid waste," "hazardous substance," "toxic substance," "pollutant," or "contaminant," or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law; or (ii) which is or contains asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation, explosives, or radioactive materials; or (iii) which is any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any components, fractions, or derivatives thereof that is listed, defined or regulated under any Environmental Law or other applicable Law, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof; or (iv) which causes or poses a threat to cause contamination or nuisance on any properties or any adjacent property, or a hazard to the environment or to the health or safety of persons on or about any properties; provided, that the threat or hazard is actionable under applicable Law.

                 "including" and its syntactical variants mean "including, but not limited to" and corresponding syntactical variant expressions.

                 "Indebtedness" of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice (other than the current liability portion of any indebtedness for borrowed money)); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

                 "Knowledge" means, with respect to ReoStar, the actual knowledge of Mark Zouvas and Joe Bill Bennett.

                 "Law(s)" means any statute, law, rule, regulation, order, judgment, decree, ruling, writ, award or ordinance of, or any other legal requirement of any Governmental Authority to which a specified Person or property is subject.

                 "Permits" means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Authorities.

                 "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, enterprise, unincorporated organization, or Governmental Authority.

                 "Transaction Taxes" means all sales, use, transfer, filing, recordation, registration and similar Taxes and fees arising from or associated with the transactions contemplated by the Transaction Documents other than Taxes based on income.

                 IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

REOSTAR ENERGY CORPORATION

By:
Name: Mark Zouvas
Title: Chief Executive Officer

CIMMARRON GATHERING, LP

By: COPANO/RED RIVER GATHERING, GP, L.L.C.,
Its General Partner

By:
Name: John R. Eckel, Jr.
Title: Chairman and Chief Executive Officer

Signature Page to Purchase and Sale Agreement

Exhibit A
Assignment

Exhibit A-1

Exhibit B
Escrow Agreement

Exhibit B-1

Exhibit C
Non-Foreign Affidavit

Exhibit C-1

Exhibit D
Incumbency Certificate

Exhibit D-1

Schedule 3.2(xvii)
Compressors

Schedule 3.2(xx)
Locations